Exhibit 99.1

Haier Adopts Spreadtrum's Smartphone Platform

SHANGHAI, CHINA - August 16, 2012 - Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that Haier, one of the global leaders in home appliances, has adopted Spreadtrum's 1GHz TD-SCDMA Android platform, the SC8810. The Haier HT-I617, a smartphone designed to address the needs of the mass-market consumer, has completed China Mobile's certification testing, paving the way for commercial launch through China Mobile channels.

"Haier has been honored as the world's largest home appliance brand for three consecutive years," Mr. Yu Zida, Senior Vice President of Haier, said, "As one of the global leaders for home appliances, Haier's strategy is to deliver high quality products at competitive cost. Haier HT-I617, which is based on Spreadtrum's smartphone platform, delivers an excellent consumer experience in a mass market device, enabling us to bring value to many Chinese consumers."

"We are pleased to collaborate with Haier to bring high quality and value to the mass market smartphone segment," said Dr. Leo Li, Spreadtrum's president and CEO. "Haier brings superior expertise in the home appliance market. The availability of high performance smartphones with an excellent user experience, at attractive retail prices, will help further promote the rapid development of the TD-SCDMA market in China.

"Spreadtrum's SC8810 integrates a 1GHz Cortex A5 processor, 3D/2D Mali graphics accelerator, a 5 megapixel camera sub-system and supports resolution up to WVGA and wireless connectivity including Bluetooth, WiFi and GPS. The SC8810 delivers low power multimode TD-SCDMA/EDGE/GPRS/GSM operations with dual-mode automatic switching and supports TD-HSDPA at 2.8Mbps and TD-HSUPA at 2.2 Mbps. The SC8810 is delivered with turnkey Android and systems software.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

Exhibit 99.1

About Haier Group:

Founded in 1984 in Qingdao, driven by the business philosophy of entrepreneurship and innovation, Haier Group has been committed to creating a world-famous brand for over the last 27 years. It has grown from a small plant on the verge of bankruptcy into a global group with more than 80,000 employees worldwide and a business turnover of 150.9 billion yuan in 2011. Haier has been honored as the world's largest home appliance brand for three consecutive years and has been listed among the world's top 10 innovative companies by the website of the American Newsweek magazine. For more information, visit http://www.haier.net.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Haier's expectation that Haier HT-I617, which is based on Spreadtrum's smartphone platform, will deliver an excellent consumer experience in a mass market device, enabling Haier to bring value to many Chinese customers; Spreadtrum's expectation that the availability of high performance smartphones with an excellent user experience, at attractive retail prices, will help further promote the rapid development of the TD-SCDMA market in China. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for smartphones; Haier HT-I617's ability to deliver excellent consumer experience in a mass market device and bring value to Chinese customers; the ability of high performance smartphones with an excellent user experience, at attractive retail prices, to help further promote the rapid development of the TD-SCDMA market in China; the state of and any change in the Company's relationship with Haier; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148